September 29, 2004


Via Facsimile (650) 493-6811 and U.S. Mail

Larry W. Sonsini, Esq.
Page Mailliard, Esq.
John E. Aguirre, Esq.
Wilson Sonsini Goodrich & Rosati, PC
650 Page Mill Road
Palo Alto, CA  94304-1050

Re:	Echelon Corporation
      Schedule TO-I filed September 21, 2004
      Schedule TO-I/A filed September 22, 2004
      File No. 5-55409

Dear Ms. Mailliard and Messrs. Sonsini and Aguirre:

      We have the following comments on the above-referenced filings.

General

1. We note that the company is offering to exchange all options held by eligible employees, including those with exercise prices of $11.99 or less. Please advise us of the lowest exercise price of options that are eligible for exchange. Is it possible that you are offering to exchange some options that are not currently underwater? If so, tell us why you believe that you are entitled to rely upon the Commission`s exemptive order dated March 21, 2001, for issuer exchange offers conducted for compensatory purposes. In other words, tell us how offering to exchange options that are currently in the money furthers your compensatory purposes. We may have further comment upon review of your response.

Offer to Exchange
Summary Term Sheet, page 1

2. Revise the disclosure on pages 10 and 11 to indicate that you will send the promise to grant stock options promptly after the expiration date, rather than after the cancellation date. Refer to Rules 13e-4(f)(5) and 14e-1(c).

Number of options; expiration date, page 42

3. We reference your statement that employees who participate in the offer must exchange all options granted on or after March 20, 2004, including any options granted between the commencement of the offer and the expiration date. Does the company intend to grant additional options after commencement but before the expiration of the offer? If so, please confirm how you will comply with the requirements of Rule 14e-1(b) and whether you will pay the corresponding increase in the filing fee associated with the Schedule TO.

Acceptance of options for exchange and issuance of new options,
Page 48

4. Your disclosure in the fourth paragraph indicates that the new options will be granted on a specified date that is at least six months and one day after the cancellation of the options. Please advise us whether you anticipate there will be any delay in the issuance of new options beyond the six month and one day period. If so, revise to explain to employees the possible extent of and reasons for such a delay.

Conditions of the offer, page 49

5. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. You disclose in the last condition that your offer may be amended or terminated if "any rules or regulations by any governmental authority... or other regulatory or administrative authority or any national securities exchange have been enacted, enforced or deemed applicable to Echelon." We presume that a multitude of rules and regulations already apply to the company and will continue to apply throughout the offering period. As a result, this condition appears to be overly broad and not capable of objective verification. Revise your disclosure to clarify those rules and regulations that would allow amendment or termination of the offer.

Source and amount of consideration; terms of new options, page 51

6. Revise to explain why the determination of the exercise price of the new options granted to executive officers differs from the basis for the exercise price of options granted to other employees generally.

Interests of directors and officers; transactions and arrangements concerning the options, page 59

7. State whether any executive officers who are eligible to participate in the offer have indicated their intention to tender their options, and disclose the details of the transactions, if known. See Item 1004(b) of Regulation M-A.

Material U.S. federal income tax consequences, page 61

8. Please delete the statement that the tax discussion is "a general summary." We believe this language might suggest that security holders may not rely on the description of material tax consequences included in the offering document.

Election Form - Exhibit (a)(1)(c)

9. We reference the language appearing in the Election Form requiring option holders to acknowledge that "no claim or entitlement to compensation or damages arises from the termination of the exchanged options or diminution in value of the new options or the underlying shares." It appears that this acknowledgement may function to inappropriately disclaim liability under the federal securities laws. Please advise us as to the purpose of this language or provide a statement in your next amendment that expressly rescinds it.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers and
								Acquisitions